Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to sell or the solicitation of an offer to buy any securities and neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever. The securities described herein may not be offered or sold in the United States absent registration or an exemption from registration, and the securities described herein will be sold in accordance with all applicable laws and regulations.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

ISSUE OF ZERO COUPON GUARANTEED CONVERTIBLE BONDS DUE 2008

BY GAINFAIR FINANCE LIMITED
(EXPECTED TO BE RENAMED AS
BRILLIANCE CHINA AUTOMOTIVE FINANCE LIMITED)
CONVERTIBLE INTO ORDINARY SHARES OF
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

SUMMARY

Reference is made to the Company’s announcement dated 28 October 2003 in relation to a proposed issue by the Issuer of US$170 million Convertible Bonds due 2008, convertible into the ordinary Shares of, and guaranteed by, the Company in respect of which the Over-allotment Option has now been fully exercised.

Completion of the Purchase Agreement is subject to the satisfaction of the conditions precedent therein. As the Purchase Agreement may or may not complete, shareholders of the Company and prospective investors are advised to exercise caution when dealing in the Shares of the Company.

The Directors refer to the announcement (the “Announcement”) of Brilliance China Automotive Holdings Limited (the “Company”) dated 28 October 2003. Terms used in this announcement shall have the same meanings as in the Announcement.

Pursuant to the terms and conditions of the Purchase Agreement, on 29 October 2003, the Sole Bookrunner has given notice to the Issuer of the exercise of the Over-allotment Option in full. Accordingly, the aggregate principal amount of the Convertible Bonds shall be US$200 million.

The following table summarises the shareholding structure of the Company as at the date of this announcement:

			(Assuming that the Convertible Bonds
			are fully converted into Shares
			(subject to adjustment) at Conversion
	Existing (as at 30 October 2003)		Price of HK$4.60 each)

				% of enlarged
		% of issued share		issued share
		capital of the		capital of the
Name of Shareholder	No. of Shares	Company	No. of Shares	Company

Huachen Automotive	1,446,121,500	39.42%	1,446,121,500	36.11%
Group Holdings Co., Ltd.

Directors	14,545,000	0.40%	14,545,000	0.36%
Public Shareholders	2,207,724,400	60.18%	2,207,724,400	55.12%
Bondholders	—	—%	336,956,522	8.41%

Total	3,668,390,900	100.00%	4,005,347.422	100.00%

Note	Assuming that the Convertible Bonds are fully converted into Shares (subject to adjustment) at the Conversion Price of HK$4.60 each and that all the options granted by Huachen Automotive Group Holdings Co., Ltd. to certain directors have been exercised in full (details of which have been disclosed in the announcement made by the Company on 19 December 2002), the Directors will be holding 360,850,630 Shares, representing 9.01% of the enlarged issued share capital of the Company.

The sale of the Convertible Bonds will be made without registration of such Convertible Bonds or the ordinary Shares issuable upon conversion thereof under the United States Securities Act of 1933, as amended, in offshore transactions in reliance upon Regulation S thereunder.

Completion of the Purchase Agreement is subject to the satisfaction of the conditions precedent therein. As the Purchase Agreement may or may not complete, shareholders of the Company and prospective investors are advised to exercise caution when dealing in the Shares of the Company.

By Order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman

Hong Kong, 30 October 2003
* For identification purposes only.